Exhibit 99.1
Media Relations Contact
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe Arizona
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML successfully places inaugural Eurobond issue for EUR 600 million
VELDHOVEN, the Netherlands, June 13, 2007 — ASML Holding NV (ASML) successfully completed its inaugural Eurobond issue today. The company raised a total of EUR 600 million in a transaction which was announced on May 31. Last week, the Senior Notes due 2017 were priced at an issue price of 99.651 percent and a coupon of 5.75 percent with settlement on the 13th June 2007.
[Ends]

###
This press release is not an offer for sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The bonds discussed in this press release have not been, and will not be registered under the U.S. Securities Act 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.